NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 20, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 5, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Corporate Backed Trust Certificates, Royal & Sun Alliance Bond-Backed 2002-2 Trust, established by Lehman ABS Corporation, on February 5, 2007 announced that, because of events described in the following paragraph, each trust will be terminated in accordance with the terms of the respective trust agreement. Royal & Sun Alliance Insurance Group plc has filed a Form 15 with the Securities and Exchange Commission whereby it elected to suspend its duty to file periodic reports relating to the underlying securities of the above-referenced trust under certain sections of the Securities and Exchange Act of 1934. Under the terms of the trust agreement, such an event requires that the trust be terminated. See Press Release dated February 5, 2007 for complete details. The transfer books relating to the trust certificates for the above-referenced trust will be closed permanently at the time of the press release. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 5, 2007.